[Marlin Midstream Partners, LP Letterhead]

July 3, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom

Lilyanna L. Peyser

Re:	Marlin Midstream Partners, LP

Registration Statement on Form S-1

Commission File No. 333-189645

CIK No. 0001575599

Ladies and Gentlemen:

This letter sets forth the responses of Marlin Midstream Partners, LP (“we” or the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 2, 2013 (the “Comment Letter”), with respect to the Partnership’s Form S-1 publicly filed by the Partnership on June 27, 2013, File No. 333-189645 (the “Registration Statement”). Concurrently with the submission of this letter, the Partnership has filed publicly, via Edgar, Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”) with the Commission.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and set forth below each such comment is our response.

Certain Relationships and Related Party Transactions, page 136

1.

We note the disclosure on page 133 that you intend to grant awards of phantom units in connection with the consummation of this offering. To the extent that you are granting phantom units to a related person other than Mr. Jones, Ms. Bush and Mr. Linton, please disclose the number of phantom units granted. See Item 404(a) of Regulation S-K.

Response: The Partnership acknowledges the Staff’s comment and has added disclosure on page 134 of Amendment No. 1 to address the Staff’s comment.

Index to Financial Statements, page F-1

Marlin Midstream Partners, L.P. Unaudited Pro Forma Condensed Combined Financial Statements, page F-2

2.

We reviewed your response to comment 2 in our letter dated June 24, 2013. In both the Introduction and Note 1(10), please add clarifying disclosure explaining that the Partnership’s pro forma revenues are significantly higher than the historical revenues generated under the existing gathering and processing agreements as a result of AES’s minimum volume commitment (including any shortfall payments in respect thereof) being significantly higher than the historical volumes under the existing gathering and processing agreements. Please provide quantitative disclosure in Note 1(10) which highlights the additional revenues assumed as a result of the minimum volume commitment and the related shortfall payments.

Response: The Partnership acknowledges the Staff’s comment and has added disclosure on pages F-3 and F-8 of Amendment No. 1 to address the Staff’s comment. The Partnership further advises the Staff that it has added to pages 63 and 86 of Amendment No. 1 cross references to Note 10 to its unaudited pro forma condensed combined financial statements.

* * * *

At the Staff’s request, the Partnership acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please contact the undersigned at (832) 217-1848 if you have any questions or comments with respect to these responses to your comments.

Very truly yours,

MARLIN MIDSTREAM PARTNERS, LP

By: Marlin Midstream GP, LLC, its general partner

By:	/s/ Terry D. Jones
Terry D. Jones
Executive Vice President and General Counsel

Cc:	W. Keith Maxwell III

Amanda Bush

Marlin Midstream Partners, LP

Brett E. Braden

Latham & Watkins LLP

David C. Buck

Andrews Kurth LLP